September 13, 2006

Mr. Steve Frederick, Esq,

Wofsey, Rosen, Kweskin& Kuriansky, LLP

600 Summer St

Stamford, CT 06901 – 1490

Steve,

As per our conversation on 9/12/06, I have modified the settlement letter to reflect the changes we discussed and restated those that remained the same.

1.

Resign from Board.

2.

Bricken assumes “leave of absence” status, without pay, effective August 1, 2006.

3.

Salary relating to prior position and all expenses ended on August 1, 2006.

4.

Note of $150,000 for Intellectual Property to be settled for consideration of $1.00.

Justified internally as “re-valuation of IP”.

5.

Bricken agrees to sell 800,000 shares of his stock back to BMTS pursuant to the following schedule (“Schedule”):

Year	Amount of Shares	Option Price	Purchase Date	Total
2006	50,000	$1.00	4th Qtr	$50,000
2007	37,500	$1.00	1st, 2nd,3rd,4th Qtr	$150,000
2008	75,000	$1.00	1st, 2nd,3rd,4th Qtr	$300,000
2009	75,000	$2.00	1st,2nd,3rd,4th Qtr	$600,000

Neither Bricken nor BMTS shall have the right to vote any shares set forth in the Schedule until such time as BMTS exercises its option to purchase such shares or until the shares revert back to Bricken, in which case BMTS or Bricken, respectively, will have the right to vote in accordance with BMTS’s Shareholder Agreement, as amended.

The total number of shares BMTS will have the option to purchase is 800,000. BMTS at its discretion may accelerate and purchase all or any portion of the shares  which it has the option. Such purchase shall occur  at the Option Price set forth in the Schedule, provided that BMTS’ purchase occurs on or before December 31, 2007 (the “Early Exercise Date”).

If, however, BMTS exercises its option to purchase any shares after December 31, 2007 (the “Late Exercise Date”), whether in accordance with the Schedule or by acceleration, BMTS shall pay Bricken, for each share purchased, the greater of: a) the Option Price applicable to such shares set forth in the Schedule; or b) the sum of the Option Price applicable to such shares set forth in the Schedule and 50% of the difference between two times the applicable Option Price and the price at which BMTS has sold, or sells, any shares of its common stock, provided that such a sale was for more than two times the applicable Option Price and occurred within 30 days before or 30 days after the Late Exercise Date of the applicable option purchase.

At any time BMTS may assign the options to another party if desired.  If BMTS fails to exercise its option on or before the 15th day of the first month of each quarter, and fails to cure within 30 days, BMTS will forfeit its right to purchase the allocated option shares from that quarter and all voting rights associated with such shares shall revert back to Bricken.

Bricken shall not transfer any of his shares subject to BMTS’ option to any other party or entity during the respective term(s) of the option(s).  The transfer of any other shares remains subject to the BMTS’ Shareholders Agreement, as amended.

6.

Mutual Releases will be drafted by council representing both the company and Bricken that will be satisfactory to both parties.

7.

BMTS will pay for Bricken’s family medical insurance through December 2006, based on a letter to Discovery Outsourcing showing Jon on a leave of absence through December 2006.

8.

BMTS will reinstate Bricken full time starting on January 1, 2007 in the capacity of Research and Development. BMTS will pay for Bricken’s health insurance in the same capacity as a normal full time employee. BMTS will compensate Bricken a monthly salary in the amount equal to the cost of adding his family to his health plan.  BMTS will maintain Bricken’s employment through December 31, 2009 or one of the following events:   the sale of BMTS, merger for which BMTS is being acquired, an IPO, the dissolution of BMTS, or the cancellation of the company health plan.

If the foregoing accurately reflects the agreement between BMTS and your client, Jon Bricken, please arrange for him to sign a copy of this letter where indicated below and return such executed copy to me as soon as possible. Upon receipt, I will instruct our counsel to prepare a final settlement agreement and mutual release in accordance with the terms outlined herein for your final review and acceptance.

Accepted and Agreed:

By:__/Donald G. Cox

___________

By:__/s/ Jon Bricken________

Donald G. Cox, Jr., CEO

Jon Bricken

Date:___09-13-2006

________

Date:__09-13-2006